Exhibit 99.1

EARNINGS RELEASE
STATS ChipPAC Reports Fourth Quarter and Full Year 2006 Results
• Revenue at record level of $1.6 billion; revenue grew 40% year-over-year
• Net income at record high of $76.8 million
United States — 1/24/2007, Singapore — 1/25/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the fourth quarter and full year 2006.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC said, “The fourth quarter concluded a record year for our company. We achieved the highest revenue and profits in the history of our company. We also generated free cash flow and significantly improved our capital efficiency. Our capital expenditures in 2006 were $348.5 million or 21.6% of revenue, compared to $277.7 million or 24.0% of revenue in 2005, which supported nearly 40% revenue growth in 2006.
We believe our financial performance over the last two years validates the resiliency of our post-merger business model. With a broader and more diversified customer base and end markets exposure, more comprehensive service offerings, enhanced leadership in technology and a global manufacturing footprint, we are better positioned to deliver more stable operational and financial performance through the semiconductor industry cycles.”
Revenue for the fourth quarter of 2006 increased 16.4% to $416.0 million, compared to $357.5 million in the fourth quarter of 2005. This represents a sequential increase of 4.8% compared to the third quarter of 2006. On a US GAAP basis, net income for the fourth quarter of 2006 was $28.3 million or $0.13 per diluted ADS, compared to net income of $16.9 million or $0.08 per diluted ADS in the fourth quarter of 2005. US GAAP results for the fourth quarter of 2006 and 2005 include $8.2 million and $13.9 million in special items and costs associated with the merger of STATS and ChipPAC, respectively. Excluding the special items and including certain adjustments, non-GAAP adjusted net income for the fourth quarter of 2006 was $36.5 million or $0.17 per diluted ADS, compared to a non-GAAP adjusted net income of $30.8 million or $0.15 per diluted ADS in the fourth quarter of 2005. Results for the fourth quarter of 2006 include $3.0 million in share-based compensation expense as required under SFAS 123(R).

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Revenue for the full year 2006 increased 39.7% to $1.6 billion, compared to $1.2 billion in 2005. On a US GAAP basis, net income for the full year 2006 was $76.8 million or $0.37 per diluted ADS, compared to a net loss of $(26.3) million or a net loss of $(0.13) per diluted ADS in 2005. US GAAP results for the full year 2006 and 2005 include $48.8 million and $59.6 million in special items and costs associated with the merger of STATS and ChipPAC, respectively. Excluding the special items and including certain adjustments, non-GAAP adjusted net income for the full year 2006 was $125.6 million or $0.59 per diluted ADS, compared to a non-GAAP adjusted net income of $33.3 million or $0.17 per diluted ADS in 2005. Results for the full year 2006 include $13.7 million in share-based compensation expense as required under SFAS 123(R).
Michael G. Potter, Chief Financial Officer of STATS ChipPAC said, “We further established STATS ChipPAC as a leader in our industry and significantly improved our financial metrics. In the fourth quarter alone, we achieved positive free cash flow, reduced our debt and improved our balance sheet. We maintained a disciplined approach to capital expenditures spending during this period, while fully supporting our customers globally. We will remain focused on taking additional costs out of all parts of our business and further improving customer service. We expect to be able to continue funding capital expenditures from the cash we generate from our business and without increasing our debt level. For the full year 2007, we expect capital expenditures to be approximately $250 million, depending on business conditions.”
Outlook
Tan Lay Koon, commented, “Industry sources currently expect the overall semiconductor industry to grow about 7% in 2007. Historically, we have outpaced the growth of the semiconductor industry and we believe we are well positioned to benefit from the growing outsourcing trend and from our strategic positioning in the higher growth communication, computing and consumer markets. In 2007, we will continue to focus on margin expansion and return on invested capital, and further improve our capital efficiency and cash flow generation.
As for the first quarter of 2007, our current customer forecasts reflect the seasonal slowdown in the semiconductor industry and their general caution. Specifically, we currently expect revenue in the first quarter of 2007 to be approximately in the range of $374.0 million to $391.0 million or in the range of 6% to 10% lower than the fourth quarter of 2006, with US GAAP net income in the range of $12.0 million to $21.0 million, which represents US GAAP net income per diluted ADS of $0.06 to $0.10, including the impact of approximately $0.02 per ADS for the expensing of share-based compensation.”
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on Thursday, January 25, 2007. This will be 7:00 p.m. in New York on Wednesday, January 24, 2007. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-201-689-8560. A live webcast of the conference call will be available on STATS ChipPAC’s website at www.statschippac.com. A replay of the call will be available 3 hours after the live call through 12:59 p.m. on Thursday, February 1, 2007 (in Singapore) or 11:59 p.m. on Wednesday, January 31, 2007 (in New York) at www.statschippac.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 225166.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to end of each calendar quarter or calendar year, as the case may be. Our fourth quarter of 2006 ended on December 31, 2006, while our fourth quarter of 2005 ended on December 25, 2005. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

Singapore Contact:

Bryan Ong
Investor Relations
Tel: (65) 6824 7477, Fax: (65) 6720 7826
email: bryan.ong@statschippac.com

US Contacts:

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email: drew.davies@statschippac.com	email: lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 25,	December 31,	December 25,	December 31,
	2005	2006	2005	2006

Net revenues	$357,463	$415,982	$1,157,253	$1,616,933
Cost of revenues (1)	(279,146)	(332,145)	(968,023)	(1,290,773)

Gross profit	78,317	83,837	189,230	326,160

Operating expenses:
Selling, general and administrative (2)	35,710	29,134	135,751	139,466
Research and development (3)	7,350	7,932	26,071	30,446
Restructuring charges (4)	—	—	830	1,938

Total operating expenses	43,060	37,066	162,652	171,850

Operating income (loss)	35,257	46,771	26,578	154,310

Other income (expenses), net (5)	(9,282)	(10,920)	(36,760)	(41,733)

Income (loss) before income taxes	25,975	35,851	(10,182)	112,577
Income tax expense (6)	(6,144)	(5,493)	(9,689)	(25,759)

Income (loss) before minority interest	19,831	30,358	(19,871)	86,818
Minority interest	(2,949)	(2,083)	(6,440)	(10,010)

Net income (loss)	$16,882	$28,275	$(26,311)	$76,808

Net income (loss) per ordinary share:
Basic	$0.01	$0.01	$(0.01)	$0.04
Diluted	$0.01	$0.01	$(0.01)	$0.04

Net income (loss) per ADS:
Basic	$0.09	$0.14	$(0.13)	$0.39
Diluted	$0.08	$0.13	$(0.13)	$0.37

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,976,012	2,000,590	1,961,950	1,991,110
Diluted	2,146,792	2,169,571	1,961,950	2,161,545

ADS (in thousands) used in per ADS calculation:
Basic	197,601	200,059	196,195	199,111
Diluted	214,679	216,957	196,195	216,154

Key Ratios and Information:
Gross Margin	21.9%	20.2%	16.4%	20.2%
Operating Expenses as a % of Revenue	12.0%	8.9%	14.1%	10.6%
Operating Margin	9.9%	11.3%	2.3%	9.6%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$66,237	$64,538	$256,099	$268,689
Capital Expenditures	$105,742	$54,019	$277,712	$348,495

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,435	$—	$5,965
Selling, general and administrative	—	1,259	—	6,143
Research and development	—	332	—	1,580

	$—	$3,026	$—	$13,688

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current periods.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Listed below are the items included in net income (loss) that management excludes in computing the non-GAAP financial measures. See Statement of Reconciliation of US GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) and notes to the reconciliation.

	Three Months Ended		Twelve Months Ended
	December 25,	December 31,	December 25,	December 31,
	2005	2006	2005	2006
(1) Cost of revenues
Merger and integration related expenses	$77	$—	$283	$517

(2) Selling, general and administrative
Merger and integration related expenses	$314	$—	$1,609	$645
Purchase accounting items	12,687	275	50,748	30,061

	$13,001	$275	$52,357	$30,706

(3) Research and development
Merger and integration related expenses	$62	$—	$235	$238
Purchase accounting items	800	800	3,200	3,200

	$862	$800	$3,435	$3,438

(4) Restructuring charges
Severance payment expenses	$—	$—	$830	$1,938

(5) Other income (expenses), net
Write-off of capitalized debt issuance cost	$—	$500	$1,654	$500

(6) Income tax expense
Purchase price adjustment on tax	$—	$6,602	$1,003	$11,667

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Reconciliation of GAAP Net Income (Loss) to
Non-GAAP Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a GAAP basis, STATS ChipPAC uses a non-GAAP conforming measure of net income (loss), that is GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-GAAP adjusted measure of net income (loss) and non-GAAP net income (loss) per share/ADS are among the primary indicators management use for the following purposes:
•	As a basis for our planning and forecasting future periods;
•	Managing and benchmarking performance internally across our business and externally against our peers;
•	Determining a portion of bonus compensation for executive officers and certain other key employees;
•	Calculating return on investment for development programs and growth initiatives;
•	Comparing performance with internal forecasts and targeted business models; and
•	Evaluating and valuing potential acquisition candidates.
We believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended		Twelve Months Ended
	December 25,	December 31,	December 25,	December 31,
	2005	2006	2005	2006

US GAAP net income (loss)	$16,882	$28,275	$(26,311)	$76,808

Special items
Merger and integration related expenses (1)
Cost of revenues	77	—	283	517
Selling, general and administrative	314	—	1,609	645
Research and development	62	—	235	238
Restructuring charges (2)	—	—	830	1,938
Purchase accounting items (3)
Selling, general and administrative	12,687	275	50,748	30,061
Research and development	800	800	3,200	3,200
Write-off of capitalized debt issuance cost (4)	—	500	1,654	500
Purchase price adjustment on tax (5)	—	6,602	1,003	11,667

Total special items	13,940	8,177	59,562	48,766

Non-GAAP adjusted net income	$30,822	$36,452	$33,251	$125,574

US GAAP net income (loss) per ordinary share (basic)	$0.01	$0.01	$(0.01)	$0.04
Adjustments for special items detailed above	0.01	0.01	0.03	0.02

Non-GAAP net income per ordinary share (basic)	$0.02	$0.02	$0.02	$0.06

US GAAP net income (loss) per ordinary share (diluted)	$0.01	$0.01	$(0.01)	$0.04
Adjustments for special items detailed above	—	0.01	0.03	0.02

Non-GAAP net income per ordinary share (diluted)	$0.01	$0.02	$0.02	$0.06

US GAAP net income (loss) per ADS (basic)	$0.09	$0.14	$(0.13)	$0.39
Adjustments for special items detailed above	0.07	0.04	0.30	0.24

Non-GAAP net income per ADS (basic)	$0.16	$0.18	$0.17	$0.63

US GAAP net income (loss) per ADS (diluted)	$0.08	$0.13	$(0.13)	$0.37
Adjustments for special items detailed above	0.07	0.04	0.30	0.22

Non-GAAP net income per ADS (diluted)	$0.15	$0.17	$0.17	$0.59

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

	Three Months Ended		Twelve Months Ended
	December 25,	December 31,	December 25,	December 31,
	2005	2006	2005	2006

US GAAP ordinary shares (in thousands) used in per ordinary share calculation (diluted)	2,146,792	2,169,571	1,961,950	2,161,545
Non-GAAP adjustments	—	65,618	12,836	—

Non-GAAP ordinary shares (in thousands) used in per ordinary share calculation (diluted)	2,146,792	2,235,189	1,974,786	2,161,545

US GAAP ADS (in thousands) used in per ADS calculation (diluted)	214,679	216,957	196,195	216,154
Non-GAAP adjustments	—	6,562	1,284	—

Non-GAAP ADS (in thousands) used in per ADS calculation (diluted)	214,679	223,519	197,479	216,154

Key Ratios & Information:
Gross Margin	21.9%	20.2%	16.4%	20.2%
Operating Expenses as a % of Revenue	8.1%	8.7%	9.2%	8.4%
Operating Margin	13.8%	11.5%	7.2%	11.8%

Depreciation & Amortization, including	$52,750	$63,463	$202,151	$235,428
Amortization of Debt Issuance Costs
Capital Expenditures	$105,742	$54,019	$277,712	$348,495

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,435	$—	$5,965
Selling, general and administrative	—	1,259	—	6,143
Research and development	—	332	—	1,580

	$—	$3,026	$—	$13,688

Non-GAAP financial measures are intended to present the Company’s operating results, excluding special items. The special items excluded for the three and twelve months ended December 25, 2005 and December 31, 2006 were:
(1) We incurred direct merger and integration expenses in both our cost of revenues and operating expenses in the three and twelve months ended December 25, 2005 and December 31, 2006. These legal, professional and other expenses including retention programs are temporary in nature and relate to the merger and not our ongoing business.
(2) In order to more closely align expenses with revenues, the Company reduced headcount by 88 employees in the Singapore and the United States facilities in the three months ended March 27, 2005 and by 556 employees in Singapore during the three months ended September 24, 2006. This reduction of headcount resulted in a charge of $0.8M and $1.9M for severance payments in the three months ended March 27, 2005 and September 24, 2006, respectively.
(3) As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $1.7M and $6.4M lower in the three and twelve months ended December 31, 2006 and $1.5M and $7.6M lower in the three and twelve months ended December 25, 2005 than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the assets value used in production, no adjustment was made for this item.
(4) As a result of the repurchase of $26.1M and the redemption of the put of $125.9M of our 1.75% convertible notes due 2007, we incurred write-off charges on our capitalized debt issuance costs in the three months ended March 27, 2005. In the three months ended December 31, 2006, we incurred write-off charges on our capitalized debt issuance costs resulting from repurchase of the entire $50.0M of our 8.0% convertible notes due 2011.
(5) Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during three and twelve months ended December 25, 2005 and December 31, 2006 due to foreign operating income results, resulting in the release of ChipPAC acquisition date valuation allowances, and including currency fluctuations.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 25,	December 31,
	2005	2006
		(Unaudited)

ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,368	$216,583
Accounts receivable, net	240,990	243,779
Inventories	79,483	111,614
Other current assets *	44,873	27,845

Total current assets	607,714	599,821

Marketable securities	17,803	15,358
Property, plant and equipment, net	1,107,031	1,192,830
Investment in equity investee	—	10,292
Goodwill and intangible assets	595,405	555,358
Other non-current assets *	65,429	84,621

Total assets	$2,393,382	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$215,483	$201,999
Other current liabilities	99,229	104,482
Short-term debts	42,633	65,373

Total current liabilities	357,345	371,854
Long-term debts	779,105	697,523
Other non-current liabilities	66,611	84,807

Total liabilities	1,203,061	1,154,184

Minority interest	48,669	57,946

Shareholders’ equity	1,141,652	1,246,150

Total liabilities and shareholders’ equity	$2,393,382	$2,458,280

*	Includes $nil and $1.0M of current and non-current restricted cash as of December 31, 2006 and $0.4M and $2.2M as of December 25, 2005, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	4Q 2005	3Q 2006	4Q 2006
Net Revenues by Product Line
Packaging — array	53.0%	54.3%	57.8%
Packaging — leaded	19.6%	19.3%	17.1%
Test and other services	27.4%	26.4%	25.1%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	55.7%	56.9%	57.0%
Personal Computers	20.9%	18.0%	17.5%
Consumer, Multi-applications and Others	23.4%	25.1%	25.5%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	73.7%	73.0%	74.3%
Europe	2.5%	2.6%	3.2%
Asia	23.8%	24.4%	22.5%

	100.0%	100.0%	100.0%

Number of Testers	932	1,002	985
Number of Wirebonders	3,532	3,801	3,812

Overall Equipment Utilization Rate	76%	75%	75%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com